Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

VIA E-MAIL: teague@energyx.com

August 28, 2023

Mr. Teague Egan

Chief Executive Officer

Energy Exploration Technologies, Inc.

100 Green Villas Drive #21

Dorado, Puerto Rico 00646

Dear Mr. Egan:

We consent to the use in the Offering Circular, Post-Qualification Amendment No. 4, subject to completion of the Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated March 31, 2023, relating to the balance sheets of Energy Exploration Technologies Inc. as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ (deficit)/equity, and cash flows for years then ended, and the related notes to the financial statements.

Driven, PSC (“Driven”) has not compiled, reviewed, or audited the interim financial information and does not express any opinion or any form of assurance with respect to the information included in the offering circular.

Ryan Marín, CPA

Managing Shareholder